2361 McGaw Ave.
Irvine, CA 92614
March 5, 2014

VIA OVERNIGHT COURIER AND
EDGAR CORRESPONDENCE

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:       Pro-Dex, Inc.
Registration Statement on Form S-3
Filed December 17, 2013
File No. 333-192906

Dear Ms. Ravitz:

This letter sets forth the responses of Pro-Dex, Inc. (the “Company”) to the comments contained in your letter, dated January 10, 2014, relating to the Registration Statement on Form S-3 filed by the Company on December 17, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on December 17, 2013.

Form S-3 Requirements

1.
It is unclear how you are eligible to use Form S-3 for this transaction. We note for example, that you filed a Form 8-K on October 2, 2013, but the event occurred on September 24, 2013 which is over four business days. Also, it is unclear how you are eligible to rely on Instruction I.B.6 in light of the size of this offering which appears to exceed the 1/3 of your public float. Please advise or file an amended registration statement on a form you are eligible to use.

Timely Filing of Reports

In response to the Staff’s comment regarding the Form 8-K filed on October 2, 2013 (“October 2013 8-K”), the Company respectfully submits that, as described in greater detail below, the matters disclosed by the Company in the October 2013 8-K were not required to be disclosed under Item 5.08, Item 8.01 or any other Item of Form 8-K.  As a result, the Company submits that the October 2013 8-K was filed on a voluntary basis and should not disqualify the Company from Form S-3 eligibility.

With respect to the information disclosed in the October 2013 8-K:

●	the Company was not required to make such disclosure under part (a) of Item 5.08 of Form 8-K because:

o
as a result of the Rule 14a-11 proxy access rules being struck down on July 22, 2011 by the U.S. Court of Appeals for the District of Columbia, the § 240.14a–11(b)(10) aspect of Item 5.08 of Form 8-K was not applicable to the Company as of the date of the Company’s filing of the October 2013 8-K, and

o
the Company is not required to include shareholder director nominees in its proxy materials pursuant to either an applicable state or foreign law provision, or a provision in the Company’s governing documents, and, therefore, the §§ 240.14a–18 aspect of Item 5.08(a) of Form 8-K was not applicable to the Company as of the date of the Company’s filing of the October 2013 8-K;

●
the Company was not required to make such disclosure under part (b) of Item 5.08 of Form 8-K because the Company is not a series company as defined in Rule 18f–2(a) under the Investment Company Act of 1940, and, therefor, Item 5.08(b) of Form 8-K was not applicable to the Company as of the date of the Company’s filing of the October 2013 8-K; and

●
the Company was not required to make such disclosure under Item 8.01 of Form 8-K because the sole purpose of the Company’s Item 8.01 disclosure in the October 2013 8-K was to incorporate by reference the disclosures under Item 5.08 of Form 8-K (which, as described above, were not required disclosures of the Company under Item 5.08 of Form 8-K).

In light of the foregoing, the Company respectfully submits that it has filed in a timely manner all reports required to be filed pursuant to General Instruction I.A.3.(b) of Form S-3.

Size of Offering

The size of the rights offering (“Offering”) in the Registration Statement filed on December 17, 2013 was made in reliance on the transaction requirements applicable to rights offerings under General Instruction I.B.4. of Form S-3.  However, in light of the view of the Staff of the Division of Corporation Finance set forth in Question 116.20 of the Compliance and Disclosure Interpretations for Securities Act Forms, the Company acknowledges the Staff’s view that the Company may not rely on General Instruction I.B.4. to register the Offering on Form S-3.

In response to the Staff’s comment, as reflected in Amendment No. 1, the Company has reduced the size of the Offering to up to a maximum amount of $2,800,000.  The Company respectfully submits that the foregoing reduced Offering size satisfies the requirements of General Instruction 1.B.6. of Form S-3 based on the following:

●	$3.77	=	the last sale price of the Company’s common stock on the NASDAQ Capital Market on January 22, 2014.

2

●	2,254,772	=	shares of Common Stock held by non-affiliates of the Company on February 25, 2014.

Calculation

one-third of the aggregate market value of the voting
and non-voting common equity held by non-affiliates of the Company
=
$3.77 * 2,254,772 / 3
=
$2,833,496.81

2.	Please include all non-Securities Act Rule 430A information in your registration statement including the number of subscription rights and number of common shares offered and the record date.

The Company advises the Staff that the Company will file all non-Securities Act Rule 430A, including the number of subscription rights and number of common shares offered and the record date, in subsequent amendments to the Registration Statement.

Certain Material U.S. Federal Income Tax Considerations, page 37

3.
We note in the last paragraph on page 37 you state that receipt of the Subscription Rights “should” be treated as a nontaxable distribution. In light of this uncertainty, please expand your disclosure to explain why this transaction might be taxable to investors. Also, in light of this uncertainty, it is unclear why you have not included an opinion of tax counsel regarding the taxable nature of this transaction. Please provide such opinion in accordance with Regulation S-K Item 601(b)(8).

In response to the Staff’s comment, the Company has revised the corresponding disclosure to provide additional information concerning the uncertain tax treatment regarding the Offering.  These uncertainties include, among other uncertainties noted in the corresponding disclosure, treatment of the Offering under Section 305 of the Code, uncertainty concerning the fair market value of the Subscription Rights and certain tax aspects that are dependent on the nature or actions of the Offering recipient.

In light of the uncertainty and complexity of the associated tax issues, as disclosed in the Registration Statement, no opinion of the Company’s counsel has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the Offering.  Specifically with respect to Regulation S-K Item 601(b)(8), the Company submits that the relevant portion of such Item requires an opinion of tax counsel if, among other things, “a representation as to the tax consequences is set forth in the filing.”  Given the uncertainties and complexities expressly described in Amendment No. 1 concerning the U.S. federal tax consequences of the Offering, the Company respectfully submits that it has not provided a “representation” as to the tax consequences of the Offering such that would require an opinion of tax counsel pursuant to Regulation S-K Item 601(b)(8).

Exhibits

4.	Please file as exhibits your opinion of counsel as to the legality of the securities being offered and file as an exhibit the form of the subscription rights certificate.

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For the Staff’s supplemental review, the Company has provided a draft of Rutan & Tucker, LLP’s Exhibit 5 opinion as Annex I hereto and a draft of the Form of Non-Transferable Subscription Rights Certificate as Annex II hereto.  The Company hereby undertakes to file final versions of the foregoing exhibits and any remaining required exhibits with subsequent amendments to the Registration Statement.

* * * *

We trust that the foregoing is responsive to the comments contained in your letter dated January 10, 2014. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Garett Sleichter, at (714) 641-3495.

We appreciate the Staff’s assistance in this matter.

Sincerely,
/s/ Harold A. Hurwitz
Harold A. Hurwitz
Chief Executive Officer

cc:	Jay Mumford – Securities and Exchange Commission Tim Buchmiller – Securities and Exchange Commission Garett Sleichter – Rutan & Tucker

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